March 23, 2020

Prat Bhatt
SVP, Chief Accounting Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

       Re: Cisco Systems, Inc.
           Form 10-K for the Fiscal Year Ended July 27, 2019
           Filed on September 5, 2019
           Form 8-K filed February 12, 2020
           File No. 000-18225

Dear Mr. Bhatt:

        We have limited our review of your filing to the financial statement and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on February 12, 2020

Ex-99.1 CISCO REPORTS SECOND QUARTER EARNINGS , page 1

1. In your earnings press release, we note your presentation of Non-GAAP Diluted Earnings per Share. Please address the following:

           Please provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, Diluted EPS, in a more prominent manner, such as a tabular presentation, in accordance with Item 10(e)(1)(i) of Regulation S-K.
           We note you provide a summary statement that Non-GAAP EPS increased 5% year over year without equally prominent disclosure of the comparable GAAP EPS measures. Please revise accordingly. Reference is made to Question
102.10 of our
           Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please revise your future non-GAAP presentations, including disclosures filed in
           quarterly earnings releases on Form 8-K, accordingly.
 Prat Bhatt
Cisco Systems, Inc.
March 23, 2020
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson,
Senior Advisor, at (202) 551-3226 with any questions.




FirstName LastNamePrat Bhatt                              Sincerely,
Comapany NameCisco Systems, Inc.
                                                          Division of
Corporation Finance
March 23, 2020 Page 2                                     Office of Technology
FirstName LastName